UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Super Vision International, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

868042 10 2

(CUSIP Number)

Wallace E. Brockhoff

LATHROP & GAGE L.C.

2345 Grand Avenue, Suite 2800

Kansas City, Missouri 64108-2684

(816) 292-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868042 10 2

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
O. Gene Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	706,277
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	706,277

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			706,277

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) []

(13) Percent of Class Represented by Amount in Row (11)			7.5%*

(14) Type of Reporting Person (See Instructions) IN

* Assumes a total of 9,408,479 shares outstanding, based on information from the Issuer. Includes outstanding warrants and assumes the exchange of all outstanding shares of the Issuer’s Class B Common Stock for 604,080 shares of Class A Common Stock.

Page 2 of 8 Pages

CUSIP No. 868042 10 2

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Martin C. Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	78,475
Beneficially
Owned by Each	(8)	Shared Voting Power	706,277
Reporting
Person	(9)	Sole Dispositive Power	78,475
With
	(10)	Shared Dispositive Power	706,277

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			784,752

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) []

(13) Percent of Class Represented by Amount in Row (11)			8.3%*

(14) Type of Reporting Person (See Instructions) IN

* Assumes a total of 9,408,479 shares outstanding, based on information from the Issuer. Includes outstanding warrants and assumes the exchange of all outstanding shares of the Issuer’s Class B Common Stock for 604,080 shares of Class A Common Stock.

Page 3 of 8 Pages

Explanatory Note

Item 1. Security and Issuer.

The name of the issuer is Super Vision International, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 8210 President’s Drive, Orlando, Florida 32809. This Schedule 13D relates to the Issuer's Class A Common Stock, Par Value $.001 Per Share (the "Class A Common Stock"). Amendment number 1 corrects an error in the number of Base Warrants (as defined below) originally reported.

Item 2. Identity and Background.

(a) – (c), (f). This statement is filed by O. Gene Bicknell and Martin C. Bicknell (the “Reporting Persons”).

The business address of each of the Reporting Persons is c/o Mariner Wealth Advisors, LLC, 7400 College Boulevard, Suite 205, Overland Park, Kansas 66210.

Martin C. Bicknell is the manager of Mariner Wealth Advisors. Martin C. Bicknell is also the son of O. Gene Bicknell.

O. Gene Bicknell is an entrepreneur and investor and is also the father of Martin C. Bicknell.

(d) – (e). Each Reporting Person states that the Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Each Reporting Person states that it acquired the securities owned by it with its own funds and that, to its knowledge, each of the other Reporting Persons acquired the securities owned by such other Reporting Person with its own funds. The aggregate amount paid for shares of Class A Common Stock reported in this Schedule 13D is approximately $1,000,000.

Item 4. Purpose of Transaction

The Reporting Persons are investors. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy. None of the Reporting Persons have held any discussions with the Issuer’s management as of the date of this Schedule 13D.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of

Page 4 of 8 Pages

the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)–(b)  In the aggregate, the Reporting Persons beneficially own 784,752 shares of the Issuer's Class A Common Stock, representing 8.3% of its outstanding shares as calculated pursuant to Rule 13d-3. Set forth below is specified information with respect to shares of the Issuer beneficially owned by each of the Reporting Persons as of the date hereof.

O. Gene Bicknell owns 706,277 shares of Class A Common Stock through a revocable trust, which represents approximately 7.5% of the outstanding shares of Class A Common Stock. O. Gene Bicknell shares voting power and dispositive power with Martin C. Bicknell pursuant to a power of attorney.

Martin C. Bicknell owns 78,475 shares of the Issuer’s Class A Common Stock, which represents 0.8% of the outstanding shares of Class A Common Stock. Martin C. Bicknell holds a power of attorney from O. Gene Bicknell pursuant to which he may be deemed to be beneficial owner of shares of Class A Common Stock beneficially owned by O. Gene Bicknell. Thus, Martin C. Bicknell may be deemed to beneficially own 784,752 shares of Class A Common Stock, which represents 8.3% of the outstanding shares of Class A Common Stock. The foregoing is not an admission by Martin C. Bicknell as to the beneficial ownership of the shares of Class A Common Stock beneficially owned by O. Gene Bicknell.

O. Gene Bicknell holds 403,587 outstanding shares of Class A Common Stock and Martin C. Bicknell holds 44,843 shares of Class A Common Stock. In addition to the outstanding shares of Class A Common Stock currently held by the Reporting Persons, the Reporting Persons hold warrants to purchase additional shares of Class A Common Stock. O. Gene Bicknell holds 242,152 warrants to purchase shares of Class A Common Stock within five years for $2.23 per share (“Base Warrants”) and 60,538 additional warrants to purchase shares of Class A Common Stock within five years for $3.00 per share (“Additional Warrants”), and Martin C. Bicknell holds 26,906 Base Warrants and 6,726 Additional Warrants. The warrants contain certain limitations on exercise which provide that the number of shares of Class A Common Stock that may be acquired by the holder of the warrants upon any exercise of the warrant (or otherwise in respect thereof) are limited to the extent necessary to insure that, following such exercise or other issuance, the total number of shares of Class A Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Class A Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 does not exceed 9.999% of the total number of issued and outstanding shares of Class A Common Stock (including for such purpose the shares of Class A Common Stock issuable upon such exercise).

All percentage calculations contained in this Schedule 13D assume a total of 9,408,479 shares outstanding, based on information from the Issuer. The total includes outstanding warrants and assumes the exchange of all outstanding shares of the Issuer’s Class B Common Stock for 604,080 shares of Class A Common Stock.

(c)        Schedule A annexed hereto lists all transactions in the Class A Common Stock during the past 60 days by the Reporting Persons, all of which were effected pursuant to a private placement conducted by the Issuer.

(d)	Not applicable
(e)	Not applicable

Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships known to any of the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, except as follows:

In connection with the Reporting Persons purchase of the Class A Common Stock, the Reporting Persons entered into a Common Stock and Warrant Purchase Agreement, a Common Stock Purchase Warrant for the Base Warrants, a Common Stock Purchase Warrant for the Additional Warrants and a Registration Rights Agreement with the Issuer. The provisions of such agreements are described in and attached as exhibits to the Issuer’s Report on Form 8-K filed on December 8, 2006 through EDGAR.

Item 7. Material to be filed as Exhibits.

None.

Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ O. Gene Bicknell
O. Gene Bicknell

Dated: January 31, 2007

/s/ Martin C. Bicknell
Martin C. Bicknell

Dated: January 31, 2007

Page 7 of 8 Pages

Schedule A

Reporting Person	Trade Date	Price	Shares	Base Warrants exercisable at $2.23	Additional Warrants exercisable at $3.00
O. Gene Bicknell	12/7/2006	$2.23	403,587	242,152	60,538

Martin C. Bicknell	12/7/2006	$2.23	44,843	26,906	6,726